SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DREYER’S GRAND ICE CREAM HOLDINGS, INC.

(Name of Issuer)

Class A Callable Puttable Common Stock, par value $0.01 per share

(Title of Class of Securities)

261877104

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 375,200
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER 375,200
	8	SHARED DISPOSITIVE POWER 125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,628,748
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER 1,628,748
	8	SHARED DISPOSITIVE POWER 125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 375,200
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER 375,200
	8	SHARED DISPOSITIVE POWER 125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 11 pages

CUSIP No. 261877104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 372,600
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER 372,600
	8	SHARED DISPOSITIVE POWER 125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 pages

Item 1(a)	Name of Issuer: Dreyer’s Grand Ice Cream Holdings, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5929 College Avenue Oakland, California 94618
Item 2(a)	Name of Person Filing:

                  This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                  The addresses of the reporting persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	c/o TowerView LLC 500 Park Avenue New York, New York 10022
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021
Item 2(c)	Citizenship:

                  Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is a United States citizen.

Item 2(d)	Title of Class of Securities:

                  Class A Callable Puttable Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

                  261877104

Page 6 of 11 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

                Because of family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

                Set forth in the table below is the aggregate number of shares of Common Stock, including shares that may acquired upon exercise of stock options, beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 30,315,147 shares outstanding as of November 1, 2004, as reported on the Company’s Form 10-Q for the fiscal quarter ended September 30, 2004.

Page 7 of 11 pages

Name	Number of Shares	Percent of Class Outstanding

Andrew H. Tisch 1995 Issue Trust #1	175,100	0.6%
Andrew H. Tisch 1995 Issue Trust #2	175,100	0.6%
Andrew H. Tisch 2003 Annuity Trust IX	25,000	0.1%
Damial Foundation	78,682	0.3%
Daniel R. Tisch 1999 Issue Trust	350,200	1.2%
Daniel R. Tisch 2003 Annuity Trust IX	25,000	0.1%
Four-Fourteen Partners	22,400	0.1%
James S. Tisch 1995 Issue Trust	350,200	1.2%
James S. Tisch 2003 Annuity Trust IX	25,000	0.1%
Thomas J. Tisch 1994 Issue Trust	350,200	1.2%
Tisch Foundation	125,000	0.4%
TowerView LLC	1,174,866	3.9%

Total	2,876,748	9.5%

                The beneficial owners of the shares listed above are as follows:

(1)	By virtue of their status as trustees of the respective Annuity Trusts and Issue Trusts referred to above, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to be the beneficial owner of securities held by those trusts of which he is trustee and to have sole power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(2)	Daniel R. Tisch may be deemed to be the beneficial owner of securities owned by Damial Foundation, a Delaware not-for-profit corporation, and to have power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(3)	By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of securities owned by Four-Fourteen Partners, LLC, and to have power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(4)	By virtue of their status as managers of the Tisch Foundation, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by the Tisch Foundation and to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(5)	By virtue of his status as managers of the TowerView LLC, Daniel R. Tisch may be deemed to be the beneficial owner of securities owned by TowerView LLC, and to have power to vote or direct the vote of and to dispose or direct the disposition of such securities.

Page 8 of 11 pages

Item 5.	Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].  N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                N/A

Item 8.	Identification and Classification of Members of the Group.

                N/A

Item 9.	Notice of Dissolution of Group.

                N/A

Item 10.	Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 11 pages

AGREEMENT

               In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc., is being filed with the Securities and Exchange Commission on behalf of each of them.

February 10, 2005
/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 11 of 11 pages